EXHIBIT 1.01

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONFLICT MINERALS REPORT
Year End December 31, 2023

Introduction

This document, constituting Exhibit 1.01 to Form SD of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (collectively, the “Company” or “AAM”), for calendar year 2023, is the Company’s Conflict Minerals Report (“CMR”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

AAM is an SEC Issuer, as described in the US Securities and Exchange Commission (“SEC”) Final Rule (the “Rule”) 17 C.F.R. § 240 and 249(b), and is subject to the provisions of Section 1502 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“DF1502”) that address the sourcing of Conflict Minerals from the Democratic Republic of the Congo (“DRC”) and its adjoining countries (“Covered Countries”) that are necessary to the functionality or production of products that the Companies manufactured or contracted to manufacture.

Conflict Minerals are defined by the Rule to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives. The subject minerals are more commonly known as tin, tantalum, gold, and tungsten, respectively (“3TG”).

As such, this report covers the reporting period January 1, 2023 through December 31, 2023 (“Reporting Year 2023”, “RY2023”) related to the Conflict Minerals that are necessary to the functionality or production of products that the Company manufactured or contracted to manufacture and includes a description of the measures taken by the Company to exercise due diligence on the source and chain of custody of the subject minerals.

The content of any website referred to in this report is included for general information only and is not incorporated by reference to this report.

Section (1) Due Diligence

The Company’s comprehensive Conflict Minerals Program includes a due diligence process that was designed to conform, in all material respects, to the criteria set forth in the internationally recognized Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition and related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”).

The following is a review of the actions comprising the OECD Guidance five-step framework that the Company took to implement our due diligence process:

1.Establish strong company management systems

a.The Company developed and adopted a Responsible Minerals Sourcing Policy and made it publicly available at www.aam.com/conflictmineralsstatement.
b.The Company structured internal management to support supply chain due diligence by identifying a cross-functional team (the “Team”), consisting of representatives from Global Procurement, Engineering, Finance, and Legal.
c.The Company established a system of controls over the supply chain by leveraging the iPoint Conflict Minerals Platform to monitor all relevant data.
d.The Company also provided feedback and engagement recommendations to suppliers that declared potential smelters or refiners in their supply chains.
e.The conflictminerals@aam.com mailbox is a mechanism available for any interested stakeholder to communicate their concerns/grievances regarding AAM’s Conflict Minerals process. Each supplier contacted is advised of the existence of this mailbox as a point of contact for questions or concerns. Other stakeholders are made aware of this mailbox as a result of previous CMR filings.

1.Identify and assess risk in the supply chain

a.The Company identified risk in the supply chain by first identifying direct material suppliers to whom payment were made in 2023.
b.Suppliers with low annual spend profiles were then deemed out-of-scope in order to focus our resources on improved compliance from our more substantial direct material suppliers.
c.After identification of the potentially at-risk supplies, the Reasonable Country of Origin Inquiry (“RCOI”) and corresponding due diligence were to be conducted.

1.Design and implement a strategy to respond to risks
a.The Company devised and implemented a risk-management strategy that included, but is not limited to:
i.Requesting additional information from suppliers that provided incomplete or contradictory data responses
ii.Requiring CMRT version 6 or above to capture new information regarding Conflict-Affected and High-Risk Areas (“CAHRAs”)
iii.Confirming the accuracy of identified smelters or refiners from suppliers
b.As a member of the Responsible Minerals Initiative (“RMI”) our risk mitigation processes related to facilities that smelt, refine and/or process the subject raw materials are in place and consistently reviewed, as demonstrated by the Responsible Minerals Assurance Process (“RMAP”).

1.Support the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing

a.The Company is a member of the RMI, which conducts independent third-party audits of smelters on behalf of its members. The Company utilizes the RCOI information provided to members of the RMI to determine the possible country of origin of the Conflict Minerals necessary for the functionality or production of its products.

1.Report on supply chain due diligence

a.The Company reports annually to the SEC on Form SD.
b.The Company makes its Conflict Minerals Report publicly available at https://www.aam.com/suppliers/doing-business-with-aam/conflict-minerals.

Steps taken and being taken to mitigate risk, and to improve due diligence:

The Company has taken a number of steps to (i) mitigate the risk that its necessary Conflict Minerals benefit armed groups in the DRC and/or Covered Countries and (ii) to improve its due diligence. Those steps include, but are not limited to:
a.Updating our Policy to reflect evolution in the program to also include CAHRAs
b.Focus of resources on risk-based due diligence, as discussed in the OECD Due Diligence Guidance[1]
c.Continue to invest in cross-industry collaboration via the Responsible Minerals Initiative
d.Improve reporting transparency by including the list of possible countries, to the greatest possible specificity, where the subject minerals in our products may have originated

(1) Product Description:

The Company has determined, in good faith, that the applicable product categories are the following:
a.Driveline products
b.Metal Formed products

Driveline products consist primarily of front and rear axles, driveshafts, differential assemblies, clutch modules, balance shaft systems, disconnecting driveline technology, and electric and hybrid driveline products and systems for light trucks, SUVs, CUVs, passenger cars and commercial vehicles.

Metal Formed products consist primarily of axle and transmission shafts, ring and pinion gears, differential gears and assemblies, connecting rods and variable valve timing products for OEMs and Tier 1 automotive suppliers.

(2) Product Determination:

Pursuant to guidance issued by the SEC Division of Corporation Finance on April 29, 2014, we are not required to describe any of our products as “DRC Conflict Free,” as having “not been found to be ‘DRC Conflict Free’” or as “DRC Conflict Undeterminable.” Moreover, since we have not voluntarily elected to describe any of our products as DRC Conflict Free, the requirement for an independent private sector audit of this report is not applicable.

Results of our RCOI and Due Diligence Measures:

Table 1 and Table 2 reflect the result of our RCOI and due diligence for the 3T’s and Gold, respectively. The countries listed in Tables 1 and 2 are potential sources of origin of the conflict minerals necessary for the functionality or manufacture of the products identified above in

“Product Description,” according to the country of origin information available to us as RMI members.
The smelters and refiners as defined by the SEC Final Ruling section II(A)(3) declared by our supply chain can be found in Table 3.

[1] (OECD, 2016)

Table 1

Tantalum	Tin	Tungsten
BRAZIL	BELGIUM	AUSTRIA
CHINA	BOLIVIA (PLURINATIONAL STATE OF)	BRAZIL
ESTONIA	BRAZIL	CHINA
GERMANY	CHINA	GERMANY
INDIA	DEMOCRATIC REPUBLIC OF THE CONGO	JAPAN
JAPAN	INDONESIA	PHILIPPINES
KAZAKHSTAN	JAPAN	UNITED STATES OF AMERICA
MEXICO	MALAYSIA	VIETNAM
RWANDA	MYANMAR
THAILAND	PERU
UNITED STATES OF AMERICA	PHILIPPINES
POLAND
RWANDA
SPAIN
TAIWAN, PROVINCE OF CHINA
THAILAND
UNITED STATES OF AMERICA

Table 2

Gold
ANDORRA	COLOMBIA	KAZAKHSTAN	SPAIN
AUSTRALIA	CZECH REPUBLIC	MEXICO	SWEDEN
AUSTRIA	FRANCE	NETHERLANDS	SWITZERLAND
BELGIUM	GERMANY	PHILIPPINES	TAIWAN, PROVINCE OF CHINA
BRAZIL	INDIA	POLAND	TURKEY
CANADA	INDONESIA	REPUBLIC OF KOREA	UNITED ARAB EMIRATE
CHILE	ITALY	SINGAPORE	UNITED STATES OF AMERICA
CHINA	JAPAN	SOUTH AFRICA	UZBEKISTAN

Table 3

Alias	Metal	Smelter ID
A.L.M.T. Corp.	Tungsten	CID000004
Abington Reldan Metals, LLC	Gold	CID002708
Agosi AG	Gold	CID000035
Aida Chemical Industries Co., Ltd.	Gold	CID000019
Al Etihad Gold Refinery DMCC	Gold	CID002560
Almalyk Mining and Metallurgical Complex (AMMC)	Gold	CID000041
Alpha	Tin	CID000292
AMG Brasil	Tantalum	CID001076
AngloGold Ashanti Corrego do Sitio Mineracao	Gold	CID000058
Argor-Heraeus S.A.	Gold	CID000077
Asahi Pretec Corp.	Gold	CID000082
Asahi Refining Canada Ltd.	Gold	CID000924
Asahi Refining USA Inc.	Gold	CID000920
Asaka Riken Co., Ltd.	Gold	CID000090
Asia Tungsten Products Vietnam Ltd.	Tungsten	CID002502
Aurubis AG	Gold	CID000113
Aurubis Beerse	Tin	CID002773
Aurubis Berango	Tin	CID002774
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Gold	CID000128
Boliden AB	Gold	CID000157
C. Hafner GmbH + Co. KG	Gold	CID000176
CCR Refinery - Glencore Canada Corporation	Gold	CID000185
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	Tin	CID000228
Chifeng Dajingzi Tin Industry Co., Ltd.	Tin	CID003190
Chimet S.p.A.	Gold	CID000233
China Molybdenum Tungsten Co., Ltd.	Tungsten	CID002641
China Tin Group Co., Ltd.	Tin	CID001070

Alias	Metal	Smelter ID
Chongyi Zhangyuan Tungsten Co., Ltd.	Tungsten	CID000258
Chugai Mining	Gold	CID000264
Coimpa Industrial Ltda	Gold	CID004010
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Tin	CID003486
CRM Synergies	Tin	CID003524
Cronimet Brasil Ltda	Tungsten	CID003468
CV Ayi Jaya	Tin	CID002570
CV Venus Inti Perkasa	Tin	CID002455
D Block Metals, LLC	Tantalum	CID002504
Dowa	Gold	CID000401
Dowa	Tin	CID000402
DS Myanmar	Tin	CID003831
DSC (Do Sung Corporation)	Gold	CID000359
Eco-System Recycling Co., Ltd. East Plant	Gold	CID000425
Eco-System Recycling Co., Ltd. North Plant	Gold	CID003424
Eco-System Recycling Co., Ltd. West Plant	Gold	CID003425
EM Vinto	Tin	CID000438
Estanho de Rondonia S.A.	Tin	CID000448
F&X Electro-Materials Ltd.	Tantalum	CID000460
Fabrica Auricchio Industria e Comercio Ltda.	Tin	CID003582
Fenix Metals	Tin	CID000468
FIR Metals & Resource Ltd.	Tantalum	CID002505
Fujian Xinlu Tungsten Co., Ltd.	Tungsten	CID003609
Ganzhou Haichuang Tungsten Co., Ltd.	Tungsten	CID002645
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	Tungsten	CID002315
Ganzhou Seadragon W & Mo Co., Ltd.	Tungsten	CID002494
Geib Refining Corporation	Gold	CID002459
Gejiu Non-Ferrous Metal Processing Co., Ltd.	Tin	CID000538
Global Advanced Metals Aizu	Tantalum	CID002558
Global Advanced Metals Boyertown	Tantalum	CID002557
Global Tungsten & Powders Corp.	Tungsten	CID000568
Gold by Gold Colombia	Gold	CID003641
Gold Refinery of Zijin Mining Group Co., Ltd.	Gold	CID002243
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	Tin	CID003116
Guangdong Xianglu Tungsten Co., Ltd.	Tungsten	CID000218
H.C. Starck Tungsten GmbH	Tungsten	CID002541
Heimerle + Meule GmbH	Gold	CID000694
Hengyang King Xing Lifeng New Materials Co., Ltd.	Tantalum	CID002492
Heraeus Germany GmbH Co. KG	Gold	CID000711
Heraeus Metals Hong Kong Ltd.	Gold	CID000707

Alias	Metal	Smelter ID
Hubei Green Tungsten Co., Ltd.	Tungsten	CID003417
HuiChang Hill Tin Industry Co., Ltd.	Tin	CID002844
Hunan Chenzhou Mining Co., Ltd.	Tungsten	CID000766
Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	Tungsten	CID002513
Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	Gold	CID000801
Ishifuku Metal Industry Co., Ltd.	Gold	CID000807
Istanbul Gold Refinery	Gold	CID000814
Italpreziosi	Gold	CID002765
Japan Mint	Gold	CID000823
Japan New Metals Co., Ltd.	Tungsten	CID000825
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	Tungsten	CID002551
Jiangxi Copper Co., Ltd.	Gold	CID000855
Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	Tantalum	CID002512
Jiangxi Gan Bei Tungsten Co., Ltd.	Tungsten	CID002321
Jiangxi New Nanshan Technology Ltd.	Tin	CID001231
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	Tungsten	CID002318
Jiangxi Tuohong New Raw Material	Tantalum	CID002842
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	Tungsten	CID002317
Jiangxi Yaosheng Tungsten Co., Ltd.	Tungsten	CID002316
JiuJiang JinXin Nonferrous Metals Co., Ltd.	Tantalum	CID000914
Jiujiang Tanbre Co., Ltd.	Tantalum	CID000917
Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	Tantalum	CID002506
JX Nippon Mining & Metals Co., Ltd.	Gold	CID000937
Kazzinc	Gold	CID000957
KEMET de Mexico	Tantalum	CID002539
Kennametal Fallon	Tungsten	CID000966
Kennametal Huntsville	Tungsten	CID000105
Kennecott Utah Copper LLC	Gold	CID000969
KGHM Polska Miedz Spolka Akcyjna	Gold	CID002511
Kojima Chemicals Co., Ltd.	Gold	CID000981
Korea Zinc Co., Ltd.	Gold	CID002605
Lianyou Metals Co., Ltd.	Tungsten	CID003407
L'Orfebre S.A.	Gold	CID002762
LS-NIKKO Copper Inc.	Gold	CID001078
LT Metal Ltd.	Gold	CID000689
Luna Smelter, Ltd.	Tin	CID003387
Magnu's Minerais Metais e Ligas Ltda.	Tin	CID002468
Malaysia Smelting Corporation (MSC)	Tin	CID001105
Malipo Haiyu Tungsten Co., Ltd.	Tungsten	CID002319
Masan High-Tech Materials	Tungsten	CID002543
Materion	Gold	CID001113

Alias	Metal	Smelter ID
Materion Newton Inc.	Tantalum	CID002548
Matsuda Sangyo Co., Ltd.	Gold	CID001119
Metal Concentrators SA (Pty) Ltd.	Gold	CID003575
Metallic Resources, Inc.	Tin	CID001142
Metallurgical Products India Pvt., Ltd.	Tantalum	CID001163
Metalor Technologies (Hong Kong) Ltd.	Gold	CID001149
Metalor Technologies (Singapore) Pte., Ltd.	Gold	CID001152
Metalor Technologies (Suzhou) Ltd.	Gold	CID001147
Metalor Technologies S.A.	Gold	CID001153
Metalor USA Refining Corporation	Gold	CID001157
Metalurgica Met-Mex Penoles S.A. De C.V.	Gold	CID001161
Mineracao Taboca S.A.	Tantalum	CID001175
Mineracao Taboca S.A.	Tin	CID001173
Mining Minerals Resources SARL	Tin	CID004065
Minsur	Tin	CID001182
Mitsubishi Materials Corporation	Gold	CID001188
Mitsubishi Materials Corporation	Tin	CID001191
Mitsui Mining and Smelting Co., Ltd.	Gold	CID001193
Mitsui Mining and Smelting Co., Ltd.	Tantalum	CID001192
MKS PAMP SA	Gold	CID001352
MMTC-PAMP India Pvt., Ltd.	Gold	CID002509
Nadir Metal Rafineri San. Ve Tic. A.S.	Gold	CID001220
Navoi Mining and Metallurgical Combinat	Gold	CID001236
NH Recytech Company	Gold	CID003189
Niagara Refining LLC	Tungsten	CID002589
Nihon Material Co., Ltd.	Gold	CID001259
Ningxia Orient Tantalum Industry Co., Ltd.	Tantalum	CID001277
NPM Silmet AS	Tantalum	CID001200
O.M. Manufacturing (Thailand) Co., Ltd.	Tin	CID001314
O.M. Manufacturing Philippines, Inc.	Tin	CID002517
Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	Gold	CID002779
Ohura Precious Metal Industry Co., Ltd.	Gold	CID001325
Operaciones Metalurgicas S.A.	Tin	CID001337
Philippine Chuangxin Industrial Co., Inc.	Tungsten	CID002827
Planta Recuperadora de Metales SpA	Gold	CID002919
PowerX Ltd.	Tantalum	CID004054
PT Aneka Tambang (Persero) Tbk	Gold	CID001397
PT Aries Kencana Sejahtera	Tin	CID000309
PT Artha Cipta Langgeng	Tin	CID001399
PT ATD Makmur Mandiri Jaya	Tin	CID002503
PT Babel Inti Perkasa	Tin	CID001402
PT Babel Surya Alam Lestari	Tin	CID001406

Alias	Metal	Smelter ID
PT Bangka Prima Tin	Tin	CID002776
PT Bangka Serumpun	Tin	CID003205
PT Bukit Timah	Tin	CID001428
PT Cipta Persada Mulia	Tin	CID002696
PT Menara Cipta Mulia	Tin	CID002835
PT Mitra Stania Prima	Tin	CID001453
PT Mitra Sukses Globalindo	Tin	CID003449
PT Premium Tin Indonesia	Tin	CID000313
PT Prima Timah Utama	Tin	CID001458
PT Putera Sarana Shakti (PT PSS)	Tin	CID003868
PT Rajawali Rimba Perkasa	Tin	CID003381
PT Rajehan Ariq	Tin	CID002593
PT Refined Bangka Tin	Tin	CID001460
PT Sariwiguna Binasentosa	Tin	CID001463
PT Stanindo Inti Perkasa	Tin	CID001468
PT Sukses Inti Makmur (SIM)	Tin	CID002816
PT Timah Nusantara	Tin	CID001486
PT Timah Tbk Kundur	Tin	CID001477
PT Timah Tbk Mentok	Tin	CID001482
PT Tinindo Inter Nusa	Tin	CID001490
PT Tommy Utama	Tin	CID001493
PX Precinox S.A.	Gold	CID001498
QuantumClean	Tantalum	CID001508
Rand Refinery (Pty) Ltd.	Gold	CID001512
REMONDIS PMR B.V.	Gold	CID002582
Resind Industria e Comercio Ltda.	Tantalum	CID002707
Resind Industria e Comercio Ltda.	Tin	CID002706
RFH Yancheng Jinye New Material Technology Co., Ltd.	Tantalum	CID003583
Royal Canadian Mint	Gold	CID001534
Rui Da Hung	Tin	CID001539
Safina A.S.	Gold	CID002290
Sancus ZFS (L’Orfebre, SA)	Gold	CID003529
SEMPSA Joyeria Plateria S.A.	Gold	CID001585
Shandong Gold Smelting Co., Ltd.	Gold	CID001916
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Gold	CID001622
Sichuan Tianze Precious Metals Co., Ltd.	Gold	CID001736
Solar Applied Materials Technology Corp.	Gold	CID001761
Sumitomo Metal Mining Co., Ltd.	Gold	CID001798
SungEel HiMetal Co., Ltd.	Gold	CID002918
Super Ligas	Tin	CID002756
T.C.A S.p.A	Gold	CID002580
Taki Chemical Co., Ltd.	Tantalum	CID001869

Alias	Metal	Smelter ID
Tanaka Kikinzoku Kogyo K.K.	Gold	CID001875
TANIOBIS Co., Ltd.	Tantalum	CID002544
TANIOBIS GmbH	Tantalum	CID002545
TANIOBIS Japan Co., Ltd.	Tantalum	CID002549
TANIOBIS Smelting GmbH & Co. KG	Tantalum	CID002550
TANIOBIS Smelting GmbH & Co. KG	Tungsten	CID002542
Telex Metals	Tantalum	CID001891
Thaisarco	Tin	CID001898
Tin Smelting Branch of Yunnan Tin Co., Ltd.	Tin	CID002180
Tin Technology & Refining	Tin	CID003325
Tokuriki Honten Co., Ltd.	Gold	CID001938
TOO Tau-Ken-Altyn	Gold	CID002615
Torecom	Gold	CID001955
Tungsten Vietnam Joint Stock Company	Tungsten	CID003993
Ulba Metallurgical Plant JSC	Tantalum	CID001969
Umicore S.A. Business Unit Precious Metals Refining	Gold	CID001980
United Precious Metal Refining, Inc.	Gold	CID001993
Valcambi S.A.	Gold	CID002003
WEEEREFINING	Gold	CID003615
Western Australian Mint (T/a The Perth Mint)	Gold	CID002030
White Solder Metalurgia e Mineração Ltda.	Tin	CID002036
WIELAND Edelmetalle GmbH	Gold	CID002778
Wolfram Bergbau und Hutten AG	Tungsten	CID002044
Xiamen Tungsten (H.C.) Co., Ltd.	Tungsten	CID002320
Xiamen Tungsten Co., Ltd.	Tungsten	CID002082
Ximei Resources (Guangdong) Limited	Tantalum	CID000616
XinXing Haorong Electronic Material Co., Ltd.	Tantalum	CID002508
Yamakin Co., Ltd.	Gold	CID002100
Yanling Jincheng Tantalum & Niobium Co., Ltd.	Tantalum	CID001522
Yokohama Metal Co., Ltd.	Gold	CID002129
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Tin	CID002158
Yunnan Yunfan Non-ferrous Metals Co., Ltd.	Tin	CID003397
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Gold	CID002224